Exhibit 99.1

Kamada Announces Nomination of Three New Members to its Board of Directors

Rehovot, Israel – November 10, 2017 -- Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announced today that the Company Board of Directors has nominated three new directors to join the Company’s Board. The new nominees will stand for election at Kamada’s 2017 Annual General Meeting of Shareholders on November 30, 2017 (the “AGM”).

The nominees are Dr. Itzhak Krinsky, Ph.D., Mr. Shmuel (Milky) Rubinstein, and Mr. Asaf Frumerman.

Dr. Krinsky currently serves on the boards of multiple public and private biopharmaceutical companies.  Prior to his retirement as a senior executive, Dr. Krinsky held multiple management-level positions at Teva Pharmaceuticals over a 12 year-period, including Chairman of Teva Japan and Teva South Korea. He also previously served on Teva’s Executive Committee and as Executive Vice President – Head of Corporate Business Development.  Dr. Krinsky’s numerous accomplishments at Teva included the completion of multiple transactions, most notably the acquisitions of Ivax Corporation, Barr Pharmaceuticals and RatioPharm.

Mr. Rubinstein served as Chief Executive Officer of Taro Pharmaceuticals from 1990 to 2010. During this time, the company grew from $10 million in revenue to over $400 million.  He currently serves on the boards of multiple public and private biopharmaceutical companies, including Clal Biotechnology and Exalenz Bioscience Ltd.

The nomination of Mr. Asaf Frumerman is pursuant to a Cooperation Agreement (the  “Agreement") entered between the Company and one of its largest shareholders, Brosh Capital Partners L.P. and certain of its affiliates (the "Brosh Group").  Under the terms of the Agreement, the Brosh Group is subject to certain customary standstill and other provisions. The complete Agreement will be included as an exhibit to a Report on Form 6-K, which will be filed with the U.S. Securities and Exchange Commission. Mr. Frumerman has been a Partner at Brosh Capital since 2013 and has been involved with some of the firm’s largest investments.  Prior to Brosh Capital, Mr. Frumerman worked as an analyst at The Dragon Variation Fund and as a consultant at Ernst & Young (Israel).

“We look forward to welcoming each of these distinguished individuals to our Board,” said Leon Recanati, Chairman of the Kamada Board of Directors.  “Dr. Krinsky, and Messrs. Rubinstein and Frumerman, which were agreed with the Brosh group, will add extensive experience to our Board in the key areas of business development, finance and operations. Moreover, both Dr. Krinsky and Mr. Rubinstein have significant biopharmaceutical industry experience that we intend to leverage as we continue to grow our business. I look forward to working closely with our entire Board and company management as we focus on driving value for all stakeholders, including patients, partners and shareholders.”

Additionally, Saadia Ozeri, who has served as a director on Kamada’s Board since May 2016, has informed the Company of his decision to not stand for re-election at the upcoming AGM in order to focus on other business commitments.  Following this action, and if the three new director nominees are approved during the AGM, Kamada’s Board will increase to 10 members.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, Kamada's intravenous AAT is in development for other indications, such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada's rabies immune globulin (Human) product received FDA approval for Post-Exposure Prophylaxis against rabies infection in August 2017. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA submissions and authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market, further regulatory delays, prevailing market conditions, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:
Gil Efron
Deputy CEO & Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com